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                                                                  EXHIBIT-99.4

BRASCAN                                                             NEWS RELEASE
CORPORATION


                         BRASCAN ANNOUNCES DIVIDEND RATE
                        ON ITS SERIES 9 PREFERRED SHARES


TORONTO, OCTOBER 12, 2001 - Brascan Corporation (BNN: NYSE, TSE) today announced that the dividend rate on its Class A Preference Shares, Series 9 (the "Series 9 Preferred Shares") for the five years commencing November 1, 2001 and ending October 31, 2006 will be 5.63% per annum. This is 120% of the interpolated yield, as of October 11, 2001 at 10:00 a.m. (Toronto time), on the 7% Government of Canada bond due December 1, 2006 and the 8.75% Government of Canada bond due December 1, 2005. The dividend will be payable quarterly on the first day of February, May, August and November.

It is expected that the Brascan Series 9 Preferred Shares will commence trading on The Toronto Stock Exchange on November 1, 2001 under the symbol BNN.PR.G.

As previously announced, holders of Brascan Class A Preference Shares, Series 8 (the "Series 8 Preferred Shares" - BNN.PR.E) (formerly Series J of Brascan Limited) have the right, effective November 1, 2001, to convert all or part of their shares on a one-for-one basis into Brascan Series 9 Preferred Shares. The deadline for exercising this conversion privilege is 5:00 p.m. (Toronto time) on Thursday, October 18, 2001.

Holders of Brascan Series 8 Preferred Shares who do not convert their shares by this date will retain their Series 8 Preferred Shares and, starting on November 1, 2001, will receive a floating dividend based on the prime rate. Holders will have the opportunity to convert their shares again on November 1, 2006 and every five years thereafter.


                               * * * * * * * * * *

BRASCAN CORPORATION owns and operates real estate, power generating, natural resource and financial businesses, located principally in North and South America. The Company's goal is to build long term shareholder value through the creation of sustainable cashflows generated by high quality assets. Brascan is listed on The Toronto Stock Exchange and the New York Stock Exchange under the symbol BNN.

For more information, please visit our web site at www.brascancorp.com or contact the following individuals:

MEDIA:                        INVESTORS AND FINANCIAL ANALYSTS:

Robert J. Harding             Richard Legault Chairman
416-363-9491                  Senior Vice-President and Chief Financial Officer
                              416-956-5183

                              Katherine C. Vyse
                              Vice-President, Investor Relations
                              416-359-8246